Exhibit 99.1

CRH Medical Corporation To Present at the Canaccord Genuity Growth Conference

VANCOUVER, Aug. 3, 2018 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announces that it will participate in the 2018 Canaccord Genuity Growth Conference at the Intercontinental Hotel in Boston, Massachusetts.

Edward Wright, Chief Executive Officer of the Company is scheduled to present on Thursday, August 9th at 9:00 am ET. The Company's CFO, Richard Bear, as well as Jay Kreger, President of CRH Anesthesia Management will also attend the event.

For more details about the conference, please visit http://growthconference.canaccordgenuity.com

About CRH Medical Corporation:
CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 18 anesthesia acquisitions. CRH now serves 43 ambulatory surgical centers in ten states and performs approximately 290,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

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SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2018/03/c4632.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030 kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:30e 03-AUG-18